SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 23, 2019

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

May 23, 2019

Press Release

BT Group plc

2019 Annual Report on Form 20-F

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, BT announces to holders of its American Depositary Shares that the above document has been filed today with the US Securities and Exchange Commission and is available on its website at www.bt.com/annualreport

Hard copies of the 2019 Annual Report on Form 20-F will be available free of charge, upon request from:

JPMorgan Chase & Co

PO Box 64504

St Paul, MN 55164-0854

United States of America

Email:

jpmorgan.adr@wellsfargo.com

Tel:

+1 800 990 1135 (General)

+1 651 453 2128 (From outside the US)

+1 800 428 4237 (Global Invest Direct)

Website:

www.adr.com

Any questions regarding this release should be directed to:

Investor relations:
Mark Lidiard	Tel: 020 7356 5145

Press office:
Tom Engel	Tel: 020 7356 5373

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Rachel Canham
Name: Rachel Canham
Title: Company Secretary

Date: May 23, 2019

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